SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Extensity, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

302255104
(CUSIP Number)

Theodore E. Schlein
2750 Sand Hill Road
Menlo Park, California 94025
(650) 233-2750

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 26, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [x].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 302255104	Page 2 of 10

1	NAME OF REPORTING PERSON Theodore E. Schlein S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0[1]

	8	SHARED VOTING POWER 2,916,315[1]

	9	SOLE DISPOSITIVE POWER 0[1]

	10	SHARED DISPOSITIVE POWER 2,916,315[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,916,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6% (Based on 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002 and excluding the immediately exercisable options to purchase an aggregate of 75,000 shares of Extensity common stock held by Mr. Schlein.)

14	TYPE OF REPORTING PERSON IN

[1] Mr. Schlein beneficially owns 2,916,315 issued and outstanding shares of Extensity common stock. This amount consists of: (i) 5,000 shares held directly by Mr. Schlein; (ii) immediately exercisable options to purchase an aggregate of 75,000 shares of Extensity common stock held by Mr. Schlein; (iii) 900,010 shares held directly by Kleiner Perkins Caufield & Byers VIII, L.P. (“KPCB VIII”); (iv) 1,884,209 shares held directly by KPCB Java Fund, L.P. (“KPCB Java”); and (v) 52,096 shares held directly by KPCB VIII Founders Fund, L.P. (“KPCB VIII FF”). Mr. Schlein is a limited partner of KPCB VIII Associates, L.P. (“KPCB VIII Associates”) and a limited partner of KPCB Java Associates, L.P. (“KPCB Java Associates”). KPCB VIII Associates is the general partner of KPCB Java Associates, KPCB VIII and KPCB VIII FF. KPCB Java Associates is the general partner of KPCB Java. Based on the 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002, the number of shares beneficially owned by Mr. Schlein represents 11.6% of the outstanding Extensity common stock, excluding the immediately exercisable options to purchase an aggregate of 75,000 shares of Extensity common stock held by Mr. Schlein. All 2,784,219 shares of Extensity common stock held directly by KPCB VIII and KPCB Java, representing 11.0% of the outstanding Extensity common stock as of August 26, 2002, are subject to the Voting and Proxy Agreements as described in Items 3, 4 and 5.

CUSIP No. 302255104	Page 3 of 10

1	NAME OF REPORTING PERSON KPCB VIII Associates, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3240818

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,836,315[2]

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,836,315[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,315[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (Based on 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002.)

14	TYPE OF REPORTING PERSON PN

[2] KPCB VIII Associates, L.P. (“KPCB VIII Associates”) beneficially owns 2,836,315 issued and outstanding shares of Extensity common stock. This amount consists of: (i) 900,010 shares held directly by Kleiner Perkins Caufield & Byers VIII, L.P. (“KPCB VIII”); (ii) 1,884,209 shares held directly by KPCB Java Fund, L.P. (“KPCB Java”); and (iii) 52,096 shares held directly by KPCB VIII Founders Fund, L.P. (“KPCB VIII FF”). KPCB VIII Associates is the general partner of KPCB Java Associates, L.P. (“KPCB Java Associates”), KPCB VIII and KPCB VIII FF. KPCB Java Associates is the general partner of KPCB Java. Based on the 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002, the number of shares beneficially owned by KPCB VIII Associates represents 11.3% of the outstanding Extensity common stock. All 2,784,219 shares of Extensity common stock held directly by KPCB VIII and KPCB Java, representing 11.0% of the outstanding Extensity common stock as of August 26, 2002, are subject to the Voting and Proxy Agreements as described in Items 3, 4 and 5.

CUSIP No. 302255104	Page 4 of 10

1	NAME OF REPORTING PERSON KPCB Java Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 77-0432307

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,884,209[3]

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,884,209[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,884,209[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (Based on 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002.)

14	TYPE OF REPORTING PERSON PN

[3] KPCB Java Fund, L.P. (“KPCB Java”) holds directly 1,884,209 issued and outstanding shares of Extensity common stock. Based on the 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002, the number of shares held by KPCB VIII Associates represents 7.5% of the outstanding Extensity common stock. All 1,884,209 shares of Extensity common stock held directly by KPCB Java are subject to the Voting and Proxy Agreement as described in Items 3, 4 and 5.

CUSIP No. 302255104	Page 5 of 10

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (“Extensity Common Stock”), of Extensity, Inc., a Delaware corporation (“Extensity”). The principal executive offices of Extensity are located at 2200 Powell Street, Suite 300, Emeryville, California 94608.

ITEM 2. IDENTITY AND BACKGROUND

(a)	The name of the persons filing this statement are:

Theodore E. Schlein
KPCB VIII Associates, L.P. (“KPCB VIII Associates”)
KPCB Java Fund, L.P. (“KPCB Java”)

(b)	The business address of Mr. Schlein, KPCB VIII Associates and KPCB Java is 2750 Sand Hill Road, Menlo Park, California 94025.

(c)	Mr. Schlein is a general partner of Kleiner, Perkins, Caufield & Byers.

(d)	During the past five years, Mr. Schlein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Mr. Schlein, KPCB VIII Associates nor KPCB Java has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schlein is a citizen of the United States. KPCB VIII Associates and KPCB Java are both partnerships formed under the laws of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Extensity have entered into Voting and Proxy Agreements with Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act (“Geac”), and Cage Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Geac (“Merger Sub”), as described in Item 4 and Item 5 of this Schedule 13D. Neither Geac nor Merger Sub paid additional consideration to any such stockholder in connection with the execution and delivery of the Voting and Proxy Agreements.

Mr. Schlein’s, KPCB VIII Associates’ and KPCB Java’s ownership of Extensity Common Stock was previously reported on a Schedule 13G filed with the Commission on February 14, 2001. Mr. Schlein, KPCB VIII Associates and KPCB Java are filing this Schedule 13D because KPCB Java and Kleiner Perkins Caufield & Byers VIII, L.P. (“KPCB VIII”), a limited partnership of which KPCB VIII Associates is the general partner, each recently entered into a Voting and Proxy Agreement designed to facilitate the consummation of the Merger described below. KPCB VIII Associates is also the general partner of the general partner of KPCB Java. Mr. Schlein is a limited partner of KPCB VIII Associates.

The amount subject to the aforementioned Voting and Proxy Agreements consists of (i) 900,010 shares of Extensity Common Stock held directly by KPCB VIII and (ii) 1,884,209 shares of Extensity Common Stock held directly by KPCB Java. Based on the 25,195,813 shares of Extensity Common Stock outstanding as of August 26, 2002, the number of shares of Extensity Common Stock held directly by KPCB VIII and KPCB Java and subject to the aforementioned Voting and Proxy Agreements represents approximately 11.0% of the outstanding Extensity Common Stock.

CUSIP No. 302255104	Page 6 of 10

ITEM 4. PURPOSE OF TRANSACTION

(a) - (b) Pursuant to an Agreement and Plan of Merger dated as of August 26, 2002 (the “Merger Agreement”), by and among Geac, Merger Sub and Extensity, and subject to the conditions set forth therein (including, but not limited to, the adoption by the stockholders of Extensity of the Merger Agreement), Merger Sub will be merged with and into Extensity (the “Merger”), Extensity will become a wholly-owned subsidiary of Geac and each outstanding share of Extensity Common Stock will be converted into the right to receive, at the election of the holder of such share, either (a) $1.75, or (b) approximately .627 of a share of Geac common stock, subject to certain adjustments based on Extensity’s working capital at the time of the closing of the Merger

Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement, KPCB VIII and KPCB Java each entered into a Voting and Proxy Agreement with Geac and Merger Sub. References to, and descriptions of, the Merger, the Merger Agreement and the Voting and Proxy Agreements executed by each of KPCB VIII Associates and KPCB Java, as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the copies of the Voting and Proxy Agreements executed by each of KPCB VIII Associates and KPCB Java, included as Exhibits 2.1, 2.2 and 2.3, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

(c) Not applicable.

(d) If the Merger is consummated, Extensity will become a wholly-owned subsidiary of Geac, and Geac will subsequently determine the size and membership of the board of directors of Extensity and the officers of Extensity.

(e) The Merger Agreement prohibits Extensity from issuing securities, disposing of securities or changing its capitalization or potential capitalization. Upon consummation of the Merger, the number of outstanding shares of Extensity Common Stock will be adjusted as contemplated by the Merger Agreement.

(f) Upon consummation of the Merger, Extensity will become a wholly-owned subsidiary of Geac.

(g) The Merger Agreement contains provisions that limit the ability of Extensity to engage in a transaction that would entail a change of control of Extensity during the pendency of the Merger Agreement. Upon consummation of the Merger, the certificate of incorporation of Extensity will be in a form satisfactory to Geac.

(h) Upon consummation of the Merger, the Extensity Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Extensity Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, neither Mr. Schlein, KPCB VIII Associates nor KPCB Java currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Mr. Schlein, KPCB VIII Associates and KPCB Java each reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of the Voting and Proxy Agreements relating to (i) the 1,884,209 shares of Extensity Common Stock held directly by KPCB Java (ii) the 900,010 shares of Extensity Common Stock held directly by KPCB VIII, and (iii) the shares of Extensity Common Stock beneficially owned by each of Mr. Schlein and KPCB VIII Associates, in each case attributable to the foregoing shares held directly by KPCB Java and KPCB VIII Associates, Geac has shared power to vote 274,219 shares of Extensity Common Stock for the limited purpose of voting: (a) for the adoption and approval of the Merger Agreement and the Merger, and (b) against any other extraordinary transaction such as another merger or a consolidation, business combination, reorganization, recapitalization, liquidation, sale or transfer of all or

CUSIP No. 302255104	Page 7 of 10

substantially all of the assets or more than 50% of the voting securities of Extensity or any Extensity subsidiary or any other change of control involving Extensity or any Extensity subsidiary. Mr. Schlein, KPCB VIII Associates, KPCB Java and KPCB VIII have retained the right to vote their shares of Extensity Common Stock on all matters other than those identified in the Voting and Proxy Agreements. The Voting and Proxy Agreements also prohibit Mr. Schlein, KPCB VIII Associates, KPCB Java and KPCB VIII from selling or otherwise disposing of the shares of Extensity Common Stock subject to the Voting and Proxy Agreements for certain time periods, except in certain instances. The Voting and Proxy Agreements terminates upon the first to occur of the closing of the Merger or the valid termination of the Merger Agreement.

The 2,784,219 shares of Extensity Common Stock covered by the Voting and Proxy Agreements executed by each of KPCB Java and KPCB VIII constitute approximately 11.0% of the issued and outstanding shares of Extensity Common Stock as of August 26, 2002 (as represented by Extensity in the Merger Agreement). Any additional shares of Extensity Common Stock acquired by KPCB Java and KPCB VIII after the date of this Schedule 13D and on or before the record date for persons entitled to notice of, and to vote at, a meeting of Extensity’s stockholders at which the Merger Agreement and the Merger will be voted upon (whether such shares are acquired upon the exercise of stock options or otherwise), must also be voted in accordance with the terms of the Voting and Proxy Agreement.

The description contained in this Item 5 of the transactions contemplated by the Voting and Proxy Agreements is qualified in its entirety by reference to the full text of the Voting and Proxy Agreements executed by KPCB Java and KPCB VIII, copies of which are attached to this Schedule 13D as Exhibit 2.2 and Exhibit 2.3, respectively.

Schedule I to this Schedule 13D sets forth the names, addresses, employers and citizenship of the executive officers and directors of Geac.

To the knowledge of Mr. Schlein, KPCB VIII Associates and KPCB Java, no shares of Extensity Common Stock are beneficially owned by Geac or any person listed on Schedule I to this Schedule 13D.

During the past five years, to the knowledge of Mr. Schlein, KPCB VIII Associates and KPCB Java, neither Geac nor any person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of Mr. Schlein, KPCB VIII Associates and KPCB Java, neither Geac nor any person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Neither Mr. Schlein, KPCB VIII Associates nor KPCB Java, and to the knowledge of Mr. Schlein, KPCB VIII Associates and KPCB Java, no person named in Schedule I to this Schedule 13D, has affected any transaction in Geac Common Stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, neither Mr. Schlein, KPCB VIII Associates nor KPCB Java is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Extensity, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 302255104	Page 8 of 10

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of August 26, 2002 by and among Geac Computer Corporation Limited, Cage Acquisition Corp. and Extensity, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).
2.2	Form of Voting and Proxy Agreement, dated as of August 26, 2002, a substantially similar form of which was executed by KPCB Java Fund, L.P., in favor of Geac Computer Corporation Limited and Cage Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).
2.3	Form of Voting and Proxy Agreement, dated as of August 26, 2002, a substantially similar form of which was executed by Kleiner Perkins Caufield & Byers VIII, L.P., in favor of Geac Computer Corporation Limited and Cage Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).

CUSIP No. 302255104	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2002
/s/ Theodore E. Schlein Theodore E. Schlein

CUSIP No. 302255104	Page 10 of 10

JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	September 4, 2002
THEODORE E. SCHLEIN

/s/ Theodore E. Schlein Theodore E. Schlein

KLEINER PERKINS CAUFIELD & BYERS VIII ASSOCIATES, L.P.

/s/ Douglas J. MacKenzie By:

General Partner Title:

KPCB JAVA FUND, L.P.

/s/ Douglas J. MacKenzie By:

General Partner Title:

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GEAC COMPUTER CORPORATION LIMITED

Name	Principal Occupation	Business Address	Citizenship

Charles S. Jones	Chairman of the Board of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

Paul D. Birch	Director, President and Chief Executive Officer of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.K.

Thomas I. A. Allen, Q.C	Senior Partner, Ogilvy Renault	Ogilvy Renault, Royal Trust Tower, TD Centre Ste. 2100 Toronto, Ontario M5K 1H1	Canada

David Friend	Chairman of Sonexis, Inc.	Sonexis, Inc. 70 Franklin Street Boston, Massachusetts 02110	U.S.A.

C. Kent Jespersen	Chairman of La Jolla Resources International Ltd.	La Jolla Resources International Ltd. 333-7 Avenue S.W., Suite 1201 Calgary, Alberta T2P 2Z1	Canada

Pierre MacDonald	Chairman and Chief Executive Officer of MacD Consult Inc.	MacD Consult Inc. 11 O’Reilly, Apt. 1508 Verdun, Quebec H3E 1T6	Canada

Michael D. Marvin	Chairman Emeritus of MapInfo Corporation	MapInfo Corporation Four Global View Troy, New York 12180-8399	U.S.A.

William G. Nelson	Chairman of Harris Business Group, Inc.	Harris Business Group 2217 Hidden Creek Court Lisle, Illinois 60532	U.S.A.

Robert L. Sillcox	Chairman of Quant Investment Strategies Inc.	Quant Investment Strategies Inc. 47 Colborne Street, Suite 203 Toronto, Ontario M5E 1P8	Canada

Arthur Gitajn	Chief Financial Officer of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

Hema Anganu	Treasurer of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	Canada

Craig C. Thorburn	Partner, Blake, Cassels & Graydon LLP	Blake, Cassels & Graydon LLP 199 Bay Street, Suite 2800 Toronto, Ontario M5L 1A9	Canada

James Travers	Senior Vice President of Geac, President of the Americas	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

John L. Sherry III	Senior Vice President, Marketing & Strategic Alliances of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

Graeme Riley	Managing Director, Geac Enterprise Solutions, Asia Pacific	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	New Zealand

Bertrand Sciard	Managing Director, Geac Enterprise Solutions, Europe	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	France

EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of August 26, 2002 by and among Geac Computer Corporation Limited, Cage Acquisition Corp. and Extensity, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).
2.2	Form of Voting and Proxy Agreement, dated as of August 26, 2002, a substantially similar form of which was executed by KPCB Java Fund, L.P., in favor of Geac Computer Corporation Limited and Cage Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).
2.3	Form of Voting and Proxy Agreement, dated as of August 26, 2002, a substantially similar form of which was executed by Kleiner Perkins Caufield & Byers VIII, L.P., in favor of Geac Computer Corporation Limited and Cage Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).